Brazos Mutual Funds
Form N-SAR, Item #77D

Change in the Mid-Cap Portfolio Market Capitalization Definition

The definition of the Mid Cap Portfolio's market capitalization size as set forth on page 3 of the Prospectus under the "Investment Policies and Strategies"
Section is modified as follows: "$2.5 billion to $12.0 billion or a capitalization of companies represented in the Russell Mid-Cap Index at the time of the Portfolio's investment. The dollar range noted above will fluctuate with changes in market conditions and the composition of the Russell Mid-Cap Index. As of October 31, 2002, the companies with the smallest and largest market capitalization in the Russell Mid-Cap Index were approximately $183 million and $12.5 billion, respectively.

When presenting the Mid Cap Portfolio's investment performance, the Portfolio may compare its performance with that of the Russell Mid Cap Index.